Exhibit 99.3

Altamira Therapeutics Provides Business Update and Reports First Half 2021 Financial Results

●	Commercial launch of Bentrio™ nasal spray in first EU markets, with plans to expand to additional European and international markets in the second half of 2021

●	Enrollment in Phase 2 trial of AM-125 for acute vertigo reached its midpoint in May 2021 and completion is expected in the autumn of 2021

●	Transformative acquisition of Trasir Therapeutics completed and strategic repositioning around RNA therapeutics well underway

Hamilton, Bermuda / ACCESSWIRE / September 8, 2021 – Altamira Therapeutics Ltd. (NASDAQ:CYTO) (“Altamira” or the “Company”), a company dedicated to addressing unmet medical needs through RNA therapeutics, allergy and viral infection protection, and inner ear therapeutics, today provided a business update and announced first half 2021 financial results.

“Following intense preparations during the first half of 2021, Altamira recently reached a significant milestone by launching Bentrio™ in parts of Europe, marking our transition from a development-stage to a commercial-stage company,” stated Thomas Meyer, Auris Medical’s founder, Chairman and CEO. “As we look forward to introducing BentrioTM to additional markets, we will also continue to execute on our repositioning strategy by progressing the preclinical development of AM-401, our first RNA therapeutic based on the OligoPhore™ delivery platform. In addition, we plan to explore other applications of this newly acquired platform, which holds the promise of overcoming the well-known challenges associated with therapeutic nucleic acid delivery.”

Development Program Updates

Commercial Launch of Bentrio™ Nasal Spray (AM-301)

●	Transitioned to a commercial-stage company with the market roll-out of Bentrio™, Altamira’s drug-free nasal spray for protection against airborne viruses and allergens, in late July 2021. The Company initially launched Bentrio™ under the CE mark in Germany, followed by Austria, and intends to expand market coverage to other EU countries in the second half of 2021. Sales through leading on-line pharmacies have started, and promotional activities are being progressively expanded.

●	Continued to progress towards submitting a 510(k) premarket notification to the U.S. Food and Drug Administration (“FDA”). Based on the FDA’s feedback obtained during its May 6, 2021 pre-submission meeting, Altamira has been working to complete the application for the intended use in allergy. The Company expects to file the 510(k) submission shortly. The Company is also working to develop various other markets around the world through local or regional distributors.

●	In addition, final preparations are being made to initiate a planned clinical investigation in India to evaluate the efficacy of Bentrio™ in the prevention and treatment of acute COVID-19. The study is pending approval by the Drugs Controller General of India and local ethics committees.

●	In order to help ensure this significant market opportunity is well-protected, four provisional patent applications were filed with the U.S. Patent and Trademark Office in support of the Bentrio™ program. Altamira is pleased to report these patent filings have recently been converted into a non-provisional application, with the assignment of a patent examiner currently pending. The patent application’s key claim is directed towards aqueous compositions comprising a mucoadhesive polymer and clay particles.

●	Bentrio™ has been tested for its tolerability, safety and efficacy in numerous preclinical models and clinical studies, including:

o	SARS-CoV-2: in a human nasal epithelium model with reconstituted cells from donors, daily application of Bentrio™ for 4 days, starting 10 minutes prior to inoculation, resulted in a significant reduction of SARS-CoV-2 titer by up to 99.4% compared to saline control. When treatment was started only 24 or 30 hours post inoculation, epithelia had 12- or 14-fold lower titer than controls.

o	Influenza A (H1N1): in the same human nasal epithelium model, daily application of Bentrio™, starting 10 minutes prior to or 24 hours post inoculation and continuing for 4 days, resulted in a significant reduction in H1N1 viral load for both prophylactic and therapeutic treatment compared to saline-treated controls (by 84% and 77%, respectively).

o	Allergic Rhinitis: in an open-label randomized cross-over study, participants reported a mean increase in the Total Nasal Symptom Score (“TNSS”) of 4.75 points, which was significantly (1.11 points) below TNSS levels when exposed to pollen without Bentrio™ nasal spray protection. Further the study demonstrated a rapid onset and long durability of the protective effect, established substantial equivalence to the marketed comparator with superior efficacy ratings by patients and clinicians, and showed good tolerability.

AM-125 Nasal Spray for Treating Acute Vertigo

●	The Phase 2 “TRAVERS” clinical trial reached its enrollment midpoint of Part B in May 2021 (36 subjects), following some temporary slowdown in enrollment earlier in the year due to the COVID-19 pandemic. Altamira expects the trial to complete enrollment this Fall and, subject to a positive readout, anticipates filing an Investigational New Drug (“IND”) application with the FDA in the first quarter of 2022. An interim analysis following completion of a dose escalation in Part A in summer 2020 had demonstrated a dose-dependent improvement in various balance measures. In addition, the Company has been advancing several IND-enabling non-clinical studies.

●	Betahistine, the active pharmaceutical ingredient of AM-125, acts as a vestibular stimulant to enhance and accelerate vestibular compensation and help patients to ‘get back on their feet’ more quickly. It is currently marketed in about 115 countries worldwide for the oral treatment of vertigo and Meniere’s disease, with the US being a notable exception. As demonstrated in two Phase 1 clinical trials with AM-125, administration of betahistine via the nose results in significantly higher plasma exposure than through oral intake.

Acquisition of Trasir Therapeutics and Strategic Repositioning Around RNA Therapeutics

●	On June 1, 2021, the Company completed its transformational acquisition of Trasir Therapeutics Inc. (“Trasir”), an RNA therapeutics company and pioneer in the development of nanoparticles for extrahepatic oligonucleotide delivery.

●	The transaction served as the starting point for a strategic repositioning under which the Company’s primary focus is now on the development of RNA therapeutics while it evaluates potential opportunities to unlock value for its shareholders via the spin-off or divestiture of its traditional neurotology, rhinology and allergology programs.

●	Trasir’s core RNA technology is designed to overcome the widely recognized challenges associated with therapeutic nucleic acid delivery. The proprietary peptide polyplex platforms, OligoPhore™ and SemaPhore™ enable the safe and effective delivery of siRNA (small interfering ribonucleic acid) and mRNA (messenger ribonucleic acid), respectively, into target cells using systemic or local administration. Importantly, the technology enables delivery to target tissues outside the liver, creating the potential for developing RNA-based therapies for a range of indications with substantial unmet need.

●	In various murine models of disease, OligoPhore™ and SemaPhore™ have been shown to enable delivery of the RNA payload (siRNA and/or mRNA) into cells, while protecting the payload from degradation in both the circulation and within the cell via pH-dependent nucleotide endosomal escape. Proof-of-concept for efficient delivery and target knockdown has been demonstrated for targets (including NF-kB, JNK, TAM and ETS transcription factors) implicated in several oncology indications, rare diseases, rheumatoid arthritis, osteoarthritis and inflammatory pathologies such as atherosclerosis.

AM-401 for Treating KRAS-driven Colorectal Cancer

●	On July 6, 2021, the Company announced the selection of mutant KRAS-driven colorectal cancer as the first therapeutic indication for its OligoPhore™ delivery platform. Preclinical development of AM-401 is ongoing, with the submission of an IND application to the FDA targeted by the end of 2022.

Corporate Developments

●	In June 2021, the Company appointed Trasir’s founder and principal shareholder, Samuel A. Wickline, MD, to the newly created position of Chief Scientific Officer. Before joining Altamira, Dr. Wickline was the Director of the University of South Florida (“USF”) Health Heart Institute, Associate Dean and Chair in Cardiovascular Medicine, Professor of Cardiovascular Sciences, Molecular Physiology and Pharmacology, and Medical Engineering at USF. Previously, he was Professor of Medicine, Physics, Biomedical Engineering, and Cell Biology and Physiology at Washington University, St. Louis.

●	At a Special General Meeting held in July 2021, the Company’s shareholders overwhelmingly adopted the proposed name change from Auris Medical Holding Ltd. to Altamira Therapeutics Ltd. in reflection of the strategic repositioning around RNA therapeutics. Further, they elected Margrit Schwarz, PhD, to the Company’s Board of Directors. Dr. Schwarz brings with her 25 years of experience in drug discovery and development across multiple indications and modalities, acquired in the global biopharmaceutical industry (Amgen, Boehringer Ingelheim, Roche, Genevant Sciences) and in international academic research settings. She currently serves as the Chief Operating Officer of Draupnir Bio, a biotechnology company in the cardiovascular space.

●	In July 2021, the Altamira’s NASDAQ trading symbol changed to “CYTO” – the word root for “cell” in ancient Greek.

First Half 2021 Financial Results

●	Total operating expenses for the first half of 2021 were CHF 6.5 million compared to CHF 2.4 million for the first half of 2020.[1]

●	Research and development expenses for the first half of 2021 were CHF 3.4 million compared to CHF 0.9 million for the first half of 2020.[1]

●	General and administrative expenses for the first half of 2021 were CHF 3.1 million compared to CHF 1.5 million for the first half of 2020.

●	Net loss for the first half of 2021 was CHF 6.8 million, or CHF 0.54 per share, compared to CHF 2.7 million, or CHF 0.58 per share, for the first half of 2020.

●	Cash and cash equivalents at June 30, 2021 totaled CHF 8.5 million compared to CHF 11.3 million at December 31, 2020.

The Company expects its total cash need in 2021 to be in the range of CHF 17.0 to 18.5 million, of which it expects to capitalize approximately CHF 3.0 to 3.5 million in research and development expenses related to the AM-125 program. Altamira expects that the existing cash and cash equivalents together with further issuances of common shares under the 2020 Commitment Purchase Agreement and the A.G.P. Sales Agreement and / or the divestiture or spin-off of traditional assets will enable it to fund its operating expenses and capital expenditure requirements until mid 2022.

[1]	Does not include capitalized costs related to expenses for the AM-125 program in accordance with IAS38.

About Altamira Therapeutics

Altamira Therapeutics is dedicated to developing therapeutics that address important unmet medical needs. The Company is currently active in three areas: the development of RNA therapeutics for extrahepatic therapeutic targets (OligoPhore™ / SemaPhore™ platforms; preclinical), nasal sprays for protection against airborne viruses and allergens (Bentrio™; commercial) for the treatment of vertigo (AM-125; Phase 2), and the development of therapeutics for intratympanic treatment of tinnitus or hearing loss (Keyzilen® and Sonsuvi®; Phase 3). The Company was founded in 2003 and is headquartered in Hamilton, Bermuda with its main operations in Basel, Switzerland. The shares of Altamira Therapeutics Ltd. trade on the NASDAQ Capital Market under the symbol “CYTO”.

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical facts and may include statements that address future operating, financial or business performance or Altamira Therapeutics’ strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may”, “might”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “outlook” or “continue”, or the negative of these terms or other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the approval and timing of commercialization of AM-301, Altamira Therapeutics’ need for and ability to raise substantial additional funding to continue the development of its product candidates, the timing and conduct of clinical trials of Altamira Therapeutics’ product candidates, the clinical utility of Altamira Therapeutics’ product candidates, the timing or likelihood of regulatory filings and approvals, Altamira Therapeutics’ intellectual property position and Altamira Therapeutics’ financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Altamira Therapeutics’ capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Altamira Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2020, and in Altamira Therapeutics’ other filings with the SEC, which are available free of charge on the Securities Exchange Commission’s website at: www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. All forward-looking statements and all subsequent written and oral forward-looking statements attributable to Altamira Therapeutics or to persons acting on behalf of Altamira Therapeutics are expressly qualified in their entirety by reference to these risks and uncertainties. You should not place undue reliance on forward-looking statements. Forward-looking statements speak only as of the date they are made, and Altamira Therapeutics does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law.

Investor contact:

Stephen Kilmer

646.274.3580

sjk@altamiratherapeutics.com

ALTAMIRA THERAPEUTICS LTD.

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income or Loss (unaudited)

For the Six Months Ended June 30, 2021 and 2020 (in CHF)

	SIX MONTHS
	ENDED JUNE 30
	2021	2020
Research and development[1]	(3,393,710)	(884,747)
General and administrative	(3,062,199)	(1,535,960)
Operating loss	(6,455,909)	(2,420,707)
Interest expense	(172,462)	(3,152)
Foreign currency exchange gain (loss), net	291,892	(30,022)
Revaluation (loss) gain from derivative financial instruments	(428,742)	4,353
Transaction costs	-	(219,615)
Loss before tax	(6,765,221)	(2,669,143)
Income tax gain	10,642	10,642
Net loss attributable to owners of the Company	(6,754,579)	(2,658,501)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurement of defined benefit liability, net of taxes of CHF 0.00	448,946	(78,010)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences, net of taxes of CHF 0.00	(41,922)	16,396
Other comprehensive income/(loss), net of taxes of CHF 0	407,024	(61,614)
Total comprehensive loss attributable to owners of the Company	(6,347,555)	(2,720,115)

Basic and diluted loss per share	(0.54)	(0.58)
Weighted average number of shares outstanding	12,454,812	4,585,054

ALTAMIRA THERAPEUTICS LTD.

Condensed Consolidated Interim Statement of Financial Position (unaudited)

As of June 30, 2021 and December 31, 2020 (in CHF)

	JUNE 30,	DECEMBER 31,
	2021	2020
ASSETS
Non-current assets
Property and equipment	23,001	46,636
Intangible assets	14,544,282	9,115,410
Other non-current financial assets	20,001	20,001
Total non-current assets	14,587,284	9,182,047

Current assets
Inventories	196,415	-
Other receivables	140,273	80,861
Prepayments	343,992	277,589
Cash and cash equivalents	8,466,998	11,258,870
Total current assets	9,147,678	11,617,320

Total assets	23,734,962	20,799,367

EQUITY AND LIABILITIES
Equity
Share capital	136,431	114,172
Share premium	184,841,067	177,230,300
Foreign currency translation reserve	19,375	61,297
Accumulated deficit	(164,910,363)	(160,635,879)
Total shareholders’ equity attributable to owners of the Company	20,086,510	16,769,890

Non-current liabilities
Derivative financial instruments	19,058	6,318
Employee benefits	444,531	867,376
Deferred tax liabilities	115,222	125,865
Total non-current liabilities	578,811	999,559

Current liabilities
Loan	-	523,920
Derivative financial instruments	-	310,439
Trade and other payables	1,476,470	762,453
Accrued expenses	1,593,171	1,433,106
Total current liabilities	3,069,641	3,029,918
Total liabilities	3,648,452	4,029,477
Total equity and liabilities	23,734,962	20,799,367

[1]	Does not include capitalized costs related to expenses for the AM-125 program in accordance with IAS38.